

October 3, 2014

<u>Via E-mail</u>
Lisa Norman
Chief Executive Officer
American Home Alliance Corporation
706 Orchid Drive, Suite D
Bakersfield, California   93308

> **Re:** **American Home Alliance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed June 2, 2014**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2013**
> **Filed September 17, 2014**
> **File No. 033-13474-NY**

Dear Ms. Norman:

We have reviewed your letter dated September 15, 2014 in connection with the above-referenced filings and have the following comment.   In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 4, 2014.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2013</u>

<u>Item 9A. Controls and Procedures</u>

1. We note that your revised Form 10-K/A, filed on September 17, 2014, does not include Management's Annual Report on Internal Control over Financial Reporting, as required by Item 308. However, we note that this report is included in your Form 10-Q for the quarterly periods ended March 31, 2014 and June 30, 2014. Please note that this report is required to be included in your annual reports on Form 10-K, and is a separate requirement from the disclosures required by Item 307. Please ensure that your future 10-

K filings include Management's Annual Report on Internal Control over Financial Reporting.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief